EXHIBIT 16.1

PAN-CHINA SINGAPORE PAC 天健新加坡会计师事务所有限公司 UEN:201603521D 80 SOUTH BRIDGE ROAD #04-02 GOLDEN CASTLE BUILDING SINGAPORE 058710 TEL: +65 6438 3524

Date: March 25, 2026

United States Securities and Exchange Commission

Office of the Chief Accountant 100 F Street, N.E.

Washington, DC 20549

Re: Addentax Group Corp.

Ladies and Gentlemen:

We are the former independent registered public accounting firm for Addentax Group Corp. (the “Company”). We have been furnished with a copy of the Company’s Form 8-K dated March 25, 2026 disclosing our dismissal as independent registered public accountants of the Company. We confirm our agreement with the statements made in such disclosure in so far as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent registered public accountants by the Company.

Thank you

Yours truly,

Pan-China Singapore PAC
Chartered Accountants
Singapore